                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               CARDIOMETRICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   141906 10 7
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                                 (CUSIP Number)

                              Reinhard J. Warnking
                             Endosonics Corporation
                                2870 Kilgore Road
                            Rancho Cordova, CA 95670
                                 (916) 638-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 3, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 7 pages)
-------------------
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141906 10 7                   13D                    Page 2 of 7 Pages

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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Endosonics Corporation
             I.R.S. I.D. # 68-0028500
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
                    OO, WC
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                     [ ]
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    State of Delaware
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                                  7       SOLE VOTING POWER
            NUMBER                                             --------
              OF                 -----------------------------------------------
            SHARES                8       SHARED VOTING POWER
         BENEFICIALLY                                          1,090,618
           OWNED BY              -----------------------------------------------
           REPORTING              9       SOLE DISPOSITIVE POWER
            PERSON                                               -------
             WITH                -----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                                 -------
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,090,618
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  14.82%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Endosonics Corporation ("Endosonics") that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed except with respect to 300,000 shares purchased by Endosonics over which Endosonics has sole power to vote, direct the vote, dispose or direct the disposition.



                                       3.

ITEM 1.   SECURITY AND ISSUER.


          This Amendment No. 2, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends the statement on Schedule 13D and Amendment No. 1 to Schedule 13D electronically filed on February 5, 1997 and March 17, 1997, respectively, (the "Schedule 13D") by Endosonics Corporation ("Endosonics") relating to the common stock, par value $.01 per share (the "Issuer Common Stock" or the "Shares"), of Cardiometrics, Inc. (the "Issuer"), which has its principal executive offices at 645 Clyde Avenue, Mountain View, California 94043. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          Pursuant to an Agreement and Plan of Reorganization dated January 26, 1997 (the "Reorganization Agreement"), among Endosonics, River Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Endosonics ("Merger Sub") and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into .35 newly issued shares of Endosonics Common Stock, $0.001 par value (Endosonics Common Stock), .20 shares of CardioVascular Dynamics, Inc. ("CVD") Common Stock held by Endosonics, and $2.00 cash, subject to adjustment such that based on the average of the closing prices of Endosonics' and CVD's Common Stock as quoted on the Nasdaq National Market for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics stockholders meeting, the merger consideration shall be equal to $9.00; provided that, if the CVD exchange ratio obtained thereby is greater than
 .2636, the CVD exchange ratio shall be .2636; provided further that EndoSonics has the right to substitute additional cash instead of increasing the CVD exchange ratio (the "Exchange Ratio"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to the Schedule 13D and incorporated herein in its entirety by reference.

          As of the date hereof, Endosonics beneficially owned 300,000 shares of Issuer Common Stock. The aggregate purchase price of the Issuer Common Stock purchased by Endosonics was $2,316,561.50.


                                       4.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

      (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Endosonics, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Endosonics (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, .35 newly issued shares of Endosonics Common Stock, .20 shares of CVD Common Stock and $2.00 cash (subject to adjustment as described in Item 3 above).

          As an inducement to Endosonics to enter into the Reorganization Agreement, each stockholder who is a party to the Voting Agreement, dated as of January 26, 1997, as amended on April 3, 1997 (the "Voting Agreement"), among the parties thereto (collectively, the "Voting Agreement Stockholders") and Endosonics, has, by executing the Voting Agreement, irrevocably appointed Endosonics (or any nominee of Endosonics) as his, hers or its lawful attorney and proxy. Such proxy gives Endosonics the limited right to vote an aggregate of 790,618 shares of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders (the "Shares") in all matters related to the Merger. The Voting Agreement Stockholders and the number of Shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of Amendment No. 1 to Voting Agreement included as Exhibit 1 to this Amendment No. 2 to Schedule 13D and to the copy of the Voting Agreement included as Exhibit 2 to the Schedule 13D, both of which are incorporated herein in their entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Endosonics (or any nominee of Endosonics) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the shares (i) in favor of approval of the Merger and the Reorganization Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between Issuer and any person or entity other than Endosonics or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Reorganization Agreement or which could result in any of the conditions to Issuer's obligations under the Reorganization Agreement not being fulfilled. The Voting Agreement Stockholder may vote the Shares on all other matters.

                                       5.

The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and (ii) six months after the date of termination of the Reorganization Agreement.

          Pursuant to the Reorganization Agreement, Endosonics and Issuer entered into a Stock Option Agreement, dated January 26, 1997 ("Option Agreement"). The Option Agreement grants Endosonics the right, under certain conditions, to purchase up to 1,379,717 shares of Issuer Common Stock at a price of $9.00 per share, payable in cash, or at Acquiror's option, Target shall loan Acquiror the exercise price (less the par value of the shares issued upon exercise, such par value to be paid in cash) pursuant to an interest free one-year term loan. Subject to certain conditions, the Option Agreement may be exercised in whole or in part by Endosonics after the occurrence of any of the events described in Section 7.3(b) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event is consummated. At any time during which the Option Agreement is exercisable, Endosonics shall have the right to sell to Issuer and Issuer shall be obligated to repurchase from Endosonics, and, subject to Section 7(c) of the Option Agreement, Issuer shall have the right to repurchase from Endosonics and Endosonics shall be obligated to sell to Issuer, all or any portion of the Issuer shares purchased by Endosonics pursuant to the Option Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as
Exhibit 3 to the Schedule 13D and incorporated herein in its entirety by reference.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


          Item 5(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

      (a) - (b) As a result of the Voting Agreement and recent purchases of Issuer Common Stock, Endosonics may be deemed to be the beneficial owner of at least 1,090,618 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 14.82% of the issued and outstanding shares of Issuer Common Stock.

          Endosonics has shared power to vote 790,618 of the Shares for the limited purposes described in Item 4 above. Endosonics has sole power to vote or to direct the vote or to dispose or to direct the disposition of 300,000 shares of Issuer Common Stock. To the best of Endosonics' knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A to the Schedule 13D.


                                       6.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 21, 1997


                                       ENDOSONICS CORPORATION



                                       By: /s/ Donald D. Huffman
                                           -------------------------------------
                                           Donald D. Huffman, Vice President
                                           Finance and Administration, and Chief
                                           Financial Officer

                                       7.

                                   SCHEDULE B


Stockholder                     Shares Beneficially Owned
-----------                     -------------------------
Bay Partners IV, L.P.                   304,730
California BPIV, L.P.                    26,499
Robert Colloton                          31,508
Neal Dempsey                            336,412*
Robert J. Erra                            7,708
Jeff M. Folick                            1,458
Jeffrey S. Frisbie                       61,276
Stanley Levy, Jr.                        28,110
David B. Musket                          13,958
Menahem Nassi                           187,003
Robert Y. Newell IV                      40,207
Kevin Rhatigan                            9,250
Michael J. Sorna                         60,421
H. Raymond Wallace                       13,307



* Includes 304,730 shares owned by Bay Partners IV, L.P. and 26,499 shares owned by California BPIV, L.P. Mr. Dempsey, a Director of the Company, is a General Partner of Bay Management Company IV, L.P., the General Partner of Bay Partners IV, L.P., and of California BPIV, L.P. Because of such relationships, Mr. Dempsey may be deemed to share voting and investment powers over the shares held by Bay Partners. Mr. Dempsey disclaims beneficial ownership of the shares held by Bay Partners IV, L.P. and California BPIV, L.P., except to the extent of his pecuniary interest therein.



                                       8.

                                    EXHIBIT 1

                       Amendment No. 1 to Voting Agreement

            AMENDMENT NO. 1 TO VOTING AGREEMENT AND IRREVOCABLE PROXY

         THIS AMENDMENT NO. 1 to the Voting Agreement (the "Original Voting Agreement") dated January 26, 1997, by and between Endosonics Corporation, a Delaware corporation (the "Company"), and the undersigned stockholder (the "Stockholder") of Cardiometrics, Inc., a Delaware corporation ("Target"), and the Irrevocable Proxy dated January 26, 1997, executed by Stockholder pursuant to the Original Voting Agreement (the "Proxy"), is made this 3rd day of April, 1997, by and among the Company and the Stockholder.

         WHEREAS, the Company has inadvertently become an "Acquiring Person" pursuant to Target's December 3, 1996 Stockholder Rights Plan and intends to divest itself of its interests in a sufficient number of shares of Target capital stock in order to cease being an "Acquiring Person;" and

         WHEREAS, the parties hereto desire to amend the Original Voting Agreement and the Proxy to reduce the number of shares of Target capital stock subject to the Original Voting Agreement and the Proxy.

                  NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

         1. Recital C of the Original Voting Agreement is hereby amended and replaced in its entirety with the following:

         "C. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock, $0.01 par value per share, of Target as is indicated on the final page of this Agreement (the "Total Shares," of which shares the number of issued and outstanding shares of Common Stock of Target actually owned by Stockholder as of January 26, 1997 shall be referred to herein as the "Shares"); and"

         2. Section 1.2 of the Original Voting Agreement is hereby amended and replaced in its entirety with the following:

         "1.2 New Shares. Stockholder agrees that any shares of capital stock of Target that Stockholder acquires upon the exercise of options which are both (i) vested to purchase such shares as of December 31, 1996 and (ii) at an exercise price less than $8.00 ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares."

         3. Section 4 of the Original Voting Agreement is hereby amended and replaced in its entirety with the following:

         "4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Acquiror that Stockholder (i) is the beneficial owner of the Shares, which at the date of this Agreement and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances;
     (ii) does not beneficially own any shares of capital stock of Target other than the Total Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and
     (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy."

         4. The first paragraph of the Proxy is hereby amended and replaced in its entirety with the following:


              "The undersigned stockholder of Cardiometrics, Inc., a Delaware corporation ("Target"), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints the members of the Board of Directors of Endosonics Corporation, a Delaware corporation ("Acquiror"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to the Shares (as such term is defined in the Voting Agreement (as defined below)) in accordance with the terms of this Proxy. All shares of the capital stock of Target beneficially owned by the undersigned stockholder of Target as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below)."

              5. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



                                       2.

         IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to the Voting Agreement as of the date first above written.


                                      THE COMPANY:

                                      ENDOSONICS CORPORATION, a Delaware
                                      corporation



                                      By:__________________________________

                                      Name:________________________________

                                      Title:_______________________________


                                      STOCKHOLDER:




                                      ____________________________________

                                      Name:_______________________________